UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry /Ministry of Finance (CNPJ /MF) No. 02.558.134/0001-58

Board of Trade (NIRE) NO. 33.300.262539

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

Notice is hereby given to the Shareholders of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the “Company”) that an Extraordinary Shareholders’ Meeting will be held on May 20, 2008, at 12:30 p.m. The meeting will be held at the Company’s headquarters, located at Rua Humberto de Campos, 425, 8o andar, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, to consider the following matters (the “Agenda”):

(i)	Election of members of the Board of Directors, and respective alternates, to fill current vacancies for the term of office of the current vacancies, and

(ii)	The controlling shareholder’s election of one member of the Fiscal Council, and respective alternate, to complete the term of office of the current vacancy.

GENERAL INFORMATION:

1.	All information related to the Agenda is available to the Shareholders at the Company’s headquarters.

2.	Pursuant to CVM Instruction No. 165 of December 11, 1991, as amended by CVM Instruction No. 282 of June 26, 1998, in order to hold a cumulative vote for the election of board members, at least 5% of the voting shares are required to vote affirmatively.

3.	Shareholder proxies related to a shareholders’ representation at the meeting referred to herein must be delivered to the Company’s Legal Department at Rua Humberto de Campos, 425, 5º andar, Leblon, Rio de Janeiro—RJ, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 06:00 p.m. by no later than May 16, 2008, and in the case the shareholder is a corporation, a copy of all corporate acts or similar documents required to authorize the granting of the proxy must also be delivered to the Company’s Legal Department.

4.	The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange that wish to participate in this meeting shall deliver a statement issued by the competent depositary institution listing the number of shares of stock beneficially owned by the shareholder as of May 15, 2008.

Rio de Janeiro, April 30, 2007.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry/Ministry of Finance (CNPJ /MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.300.262539

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

Notice is hereby given to the Shareholders of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the “Company”) that an Extraordinary Shareholders’ Meeting will be held on May 20, 2008, at 12:30 p.m. The meeting will be held at the Company’s headquarters, located at Rua Humberto de Campos, 425, 8o andar, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, to consider the following matters (the “Agenda”):

(i)	In order to increase the number of members of the Board of Directors to up to 13 (thirteen), amend Article 20 of the Company’s Bylaws by replacing: “The Board of Directors will comprise up to 11 (eleven) members, and equal number of alternates” with “The Board of Directors will comprise up to 13 (thirteen) members, and equal number of alternates“; and

(ii)	In order to correct the cross reference in Item IV of Article 19, amend Item IV of Article 19 of the Company’s Bylaws by replacing “Paragraph 2 of article 40” with “Paragraph 2 of article 37”.

GENERAL INFORMATION:

1.	All information related to the Agenda is available to the Shareholders at the Company’s headquarters.

2.	Shareholder proxies related to a shareholders’ representation at the meeting referred to herein must be delivered to the Company’s Legal Department at Rua Humberto de Campos, 425, 5º andar, Leblon, Rio de Janeiro - RJ, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 06:00 p.m. by no later than May 16, 2008, and in the case the shareholder is a corporation, a copy of all corporate acts or similar documents required to authorize the granting of the proxy must also be delivered to the Company’s Legal Department.

3.	The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange that wish to participate in this meeting shall deliver a statement issued by the competent depositary institution listing the number of shares of stock beneficially owned by the shareholder as of May 15, 2008.

Rio de Janeiro, April 30, 2007.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer